

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
James Cassidy
President
Creekwalk Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

> **Re:** **Creekwalk Acquisition Corporation**
> **Registration Statement on Form 10**
> **Filed June 21, 2013**
> **File No. 000-54979**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Facing Page

1.   Please explain to us why you labeled your filing as "Amendment No. 4" at the top of this page.

2.   Please provide your I.R.S. Employer Identification Number.

Item 1. Business, page 1

3.   We note your disclosure in the first sentence that you "may" qualify as an emerging growth company. Please tell us the reasons for your uncertainty.

4.   Refer to your statement in the third-to-last paragraph on page 1 that you are not offered for sale. Please explain the basis for this statement given your disclosure on page 14 that your purpose is to effect a business combination with another business entity. In this regard, we also note your disclosure in the second paragraph on page 15 that you offer acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company.

Jumpstart Our Business Startups Act, page 3

5.   If you are not yet able to engage in transactions based on the revised or new provisions that you cite pending the effective date of new rules, please clarify your filing accordingly.

Item 1A. Risk Factors, page 7

6.   We note your statement in the introductory clause that the risks include the ones that you have identified. Please tell us what material risks you have omitted. For example, does the voting control by your existing stockholders and their ability to change the plans that you disclose in this registration statement present a material risk to future investors?

General Business Plan, page 14

7.   We note your disclosure in the first sentence of the last paragraph on this page that none of your shareholders will have any direct or indirect ownership of any company with which you effect a business combination. Please reconcile this with your statement in the following sentence that your current shareholders may retain an equity interest in a subsequent business combination. If you mean that you are prohibited from engaging in a business combination if your affiliates had any ownership interest in the target before the combination transaction, please revise to clarify. Also clarify whether you are prohibited from engaging in a transaction with entities in which your affiliates have interests other than ownership before the transaction. Disclose the source of these prohibitions and whether the prohibitions can be eliminated without shareholder approval.

Undertakings and Understandings Required of private Companies, page 17

8.   With a view toward balancing your disclosure about the representations and warranties that you seek, please tell us the extent to which the shell companies that your affiliates have created continue to satisfy their reporting obligations under the Exchange Act, the

extent to which any non-compliance with those obligations violates the representations and warranties mentioned in this section, and the remedies you have sought in connection with any violation of the representations and warranties. Also tell us the length of the "specified period" mentioned in clause (i) of the first paragraph of this section applicable to each of the entities mentioned in your "Recent Blank Check Companies" disclosure beginning on page 20.

Recent Blank Check Companies, page 20

9.   Refer to your disclosure in the second paragraph that the identified companies paid Tiber Creek for its assistance. With a view toward clarified disclosure here or in your section regarding conflicts of interest, as appropriate, please tell us the nature and amount of consideration that your affiliates received in connection with companies that are or were publicly reporting shell companies controlled by your affiliates.

10.   From your disclosure, it appears that you transferred control of Hardwood Acquisition and Lightwood Acquisition without issuing shares to any new stockholders. Please clarify how your affiliates no longer control those entities if they still own all of the entities' shares. Also, clarify the reason for engaging in a "change in control" transaction that does not involve new shareholders.

Conflicts of Interest, page 26

11.   Please revise to explain the conflicts of interest created when your affiliates negotiate to determine the amount of securities to retain for themselves in a change in control transaction and any other compensation or consulting arrangements.

Signature Page

12.   Please include a complete date on the Signatures page.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Lee Cassidy